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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 2
to
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DATALINK CORPORATION
(Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.001 PER SHARE,
ISSUED UNDER THE DATALINK CORPORATION 1999 INCENTIVE
COMPENSATION PLAN (AS AMENDED ON DECEMBER 18, 2000)
(Title of Class of Securities)

237934 104
(CUSIP Number of Class of Securities (Underlying Common Stock))

GREG R. MELAND
CHIEF EXECUTIVE OFFICER
DATALINK CORPORATION
8170 UPLAND CIRCLE
CHANHASSEN, MINNESOTA 55317-8589
TELEPHONE: (952) 944-3462
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
 JEFFREY C. ROBBINS
MESSERLI & KRAMER P.A.
150 SOUTH FIFTH STREET, SUITE 1800
MINNEAPOLIS, MINNESOTA 55402
TELEPHONE: (612) 672-3706

☒
CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(a)(2) PAID. IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

AMOUNT PREVIOUSLY PAID:	$626.00	FILING PARTY:	Datalink Corporation
FORM OR REGISTRATION NO.:	005-58833	DATE FILED:	August 29, 2003
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CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTION TO WHICH THE STATEMENT RELATES:

☐
THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

☒
ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

☐
GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

☐
AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender ☒

INTRODUCTION

        This Amendment No. 2 announces the termination on September 26, 2003 of the Tender Offer on Schedule TO (the "Schedule TO") filed with the Securities Exchange Commission on August 29, 2003 by Datalink Corporation, a Minnesota corporation (the "Company") and as amended by the Tender Offer on Amendment No. 1 to Schedule TO ("Amendment No. 1") filed with the Securities Exchange Commission on September 15, 2003 by the Company. The Schedule TO and Amendment No. 1 related to an offer by the Company to its eligible employees to exchange all outstanding stock options to purchase shares of the Company's Common Stock, par value $.001 per share ("Common Stock"), granted by the Company prior to February 14, 2003 (the "Eligible Options") under the 1999 Incentive Compensation Plan, as amended and restated in 2000, for Replacement Options to purchase shares of Common Stock.

        In order for employees to participate in the exchange, eligible employees were required to make a voluntary election by 11:00 p.m. Central Time on September 26, 2003, to cancel some or all of their outstanding stock options that the Company had granted to them prior to February 14, 2003 in exchange for new stock options to be granted on the Replacement Date. In order for eligible employees to participate by exchanging any options, they were required to cancel all options granted to them on those same grant dates. Their voluntary election became irrevocable at 11:00 p.m. Central Time on September 26, 2003.

        Capitalized terms used and not defined in this Amendment No. 2 have the meanings given to those terms in the Schedule TO and Amendment No. 1.

        Section 5 of the Offer to Exchange is hereby amended and updated to provide the following:

        5.     Acceptance of Options for Exchange; Cancellation of Eligible Options; Issuance of Replacement Options.

        The Offer to Exchange expired at 11:00 p.m. Central time, on September 26, 2003.

        Upon the terms and subject to the conditions of the Offer to Exchange, and upon its expiration, the Company promptly accepted for exchange all properly tendered and not validly withdrawn options eligible for the Offer to Exchange, which options represented the right to purchase an aggregate of 219,990 shares of the Company's Common Stock. This number represents approximately 16% of the outstanding options eligible to be exchanged in the Offer to Exchange. The Company will grant the Replacement Options on the Replacement Date, which the Company still anticipates to be on or about March 29, 2004. The Replacement Options will not vest upon grant, but will fully vest on a single date two years later if the eligible employee is still employed by the Company.

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2003
DATALINK CORPORATION
	By	/s/ DANIEL J. KINSELLA Daniel J. Kinsella, Vice President—Finance and Chief Financial Officer

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